UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject:  Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

This is further to the disclosure made by ICICI Bank Limited on October 20, 2022.

ICICI Bank Limited’s New York Branch (“Branch”) entered a Consent Order (“Consent Order”) with the Office of the Comptroller of the Currency (“OCC”), its federal banking supervisor, on October 3, 2022. The Consent Order required the Branch to enhance its Bank Secrecy Act (BSA)/Anti- Money Laundering (AML) program and establish and maintain an effective Sanctions Compliance Program.

The Branch has implemented corrective measures to address the action items highlighted in the Consent Order. Following validation, the OCC believes that the safety and soundness of the Branch and its compliance with laws and regulations does not require the continued existence of the Order.

Consequently, the OCC has terminated the Consent Order via order dated March 8, 2025 and communicated to the Bank on March 11, 2025 at 2.18 PM EST.

The New York Branch remains committed to the sustenance of the implemented corrective measures.

We request you to take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: March 12, 2025	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager